Mail Stop 4628
                                                          October 31, 2018


Via Email
Mr. Soren Schroder, Chief Executive Officer
Bunge Limited
50 Main Street, 6th Floor
White Plains, NY 10606

       Re:    Bunge Limited
              Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 23, 2018
              File No. 001-16625

Dear Mr. Schroder:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Karl Hiller

                                                          Karl Hiller
                                                          Branch Chief
                                                          Office of Natural
Resources